ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the "Company")
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Item 2.

Date of Material Change

January 19, 2006

Item 3.

News Release

The Company’s News Release was published on SEDAR on January 19, 2006 and disseminated on the same day via CCN Mathews.

Item 4.

Summary of Material Change

Eldorado announced on January 19, 2006 that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc.  Under the agreement, the syndicate will purchase 30,000,000 common shares (“Common Shares”) of the Company at a price of CDN$5.40 per Common Share (the “Offering Price”) for gross proceeds of CDN$162 million.

Item 5.

Full Description of Material Change

Eldorado announced on January 19, 2006, that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc.  Under the agreement, the syndicate will purchase 30,000,000 Common Shares of the Company at the Offering Price for gross proceeds of CDN$162 million.  The Company will grant the Underwriters an option, to purchase up to an additional 4,500,000 Common Shares (CDN$24,300,000), exercisable at the Offering Price for a period of 30 days from the Closing Date.  The Company also announced that it expects to file a Preliminary Short Form Prospectus with the securities regulatory authorities to qualify the Common Shares for distribution on January 23, 2006.  The offering is expected to close on or about February 7, 2006.

Net proceeds are to be used for acquisitions of late stage development gold properties in China, continued development and exploration of the Company’s properties in Turkey and Brazil, other property acquisitions and for general corporate purposes.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward looking information within the meaning of the Securities Act (Ontario), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering, the completion of the offering is subject to the satisfaction of customary closing conditions and other risk factors associated with the Company’s business contained in the Company’s Annual Information Form and Form 40-F filed with securities regulatory authorities and dated March 30, 2005 and in the Company’s Preliminary Short Form Prospectus filed with securities regulatory authorities and dated January 23, 2006.  The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with securities regulatory authorities.

Item 6.

Reliance on 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Dawn Moss,

Corporate Secretary

604 601 6655

Item 9.

Date of Report

January 27, 2006.

ELDORADO GOLD CORPORATION
By:	“Dawn Moss”
Name: Dawn Moss Title: Corporate Secretary

DM_VAN/256815-00042/6456456.2